Tiziana Life Sciences plc

3rd Floor

11-12 St. James’s Square

London SW1Y 4LB

United Kingdom

                      February 4, 2020

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Tiziana Life Sciences plc
Registration Statement on Form S-3, as amended
File No. 333-236013

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Tiziana Life Sciences Plc (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Standard Time, on Thursday, February 6, 2020, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

TIZIANA LIFE SCIENCES PLC

By:	/s/ Kunwar Shailubhai
Name:	Kunwar Shailubhai
Title:	Chief Executive Officer